SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated December 8, 2003

Biomira Inc.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE
SIGNATURES

Item	Page

Press Release of the Company dated December 5, 2003 announcing a Conference Call to be held on Monday, December 8, at 9:00 regarding Data from the Theratope Vaccine Phase III Clinical Trial Conference Presented at the 26th Annual San Antonio Breast Cancer Symposium	3

Press Release of the Company dated December 8, 2003 announcing that data from its Theratope® Vaccine Clinical Trial was presented last week at the 26th Annual San Antonio Breast Cancer Symposium	4

Signatures	6

News Release
FOR IMMEDIATE RELEASE

BIOMIRA ANALYST CONFERENCE CALL NOTIFICATION
THERATOPE VACCINE PHASE III CLINICAL TRIAL

Monday, December 8, 2003 – 9:00 a.m. ET; 7 a.m. MT

EDMONTON, ALBERTA, CANADA — December 5, 2003 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) and Merck KGaA of Darmstadt, Germany have scheduled a conference call, with public Web cast access for Monday, December 8, 2003 at 9:00 a.m. ET, to expand upon the previously released data on the Theratope® vaccine Phase III clinical trial as presented at a scientific presentation at the San Antonio Breast Cancer Symposium to be held tomorrow, December 6, 2003. A news release will be issued prior to the conference call.

About the Conference Call:

To participate in the conference call, analysts are invited to call 1-888-295-1311 (USA/Canada), 0-800-917-4860 (United Kingdom) or 0-800-1815-287 (Germany). For the general public, the call will be Web cast and live or archived listening may be accessed through the Company’s Web site at www.biomira.com.

About the Companies:

Merck KGaA was founded in 1668 and has positioned itself to be on the cutting edge of cancer research with an oncology portfolio based on four technology platforms – monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Biomira Company Contact:

Jane Tulloch
Director, Investor Relations
780-490-2812

# # #

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

NEWS RELEASE
FOR IMMEDIATE RELEASE

DATA FROM BIOMIRA’S THERATOPE® VACCINE CLINICAL TRIAL PRESENTED
AT 26th ANNUAL SAN ANTONIO BREAST CANCER SYMPOSIUM

EDMONTON, ALBERTA, Canada — December 08, 2003 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) and Merck KGaA of Darmstadt, Germany today announced that data from the final analysis of their Theratope® Vaccine Phase III clinical trial in women with metastatic breast cancer were presented at the 26th Annual San Antonio Breast Cancer Symposium (SABCS) on December 6, 2003. David W. Miles, MD, BSc, FRCP, Senior Lecturer and Honorary Consultant in Medical Oncology at Guy’s Hospital in London, England and principal clinical investigator in the trial presented the results in an oral presentation. Dr. Alex McPherson, President and CEO of Biomira Inc., and Ms. Nancy Wysenski, President of EMD Pharmaceuticals Inc., Merck KGaA’s wholly owned U.S. subsidiary, will discuss this presentation and the trial results in a conference call today at 9:00 a.m. Eastern Time.

Theratope is an investigational therapeutic cancer vaccine that consists of a synthetic version of the tumour-associated antigen Sialyl Tn (STn) linked to the protein carrier, keyhole limpet hemocyanin (KLH), and is designed to stimulate an immune response to STn. The Phase III trial randomized 1,028 women with metastatic breast cancer. The primary objectives of the trial were to compare time to disease progression and survival in patients receiving Theratope vaccine and those on the KLH control arm of the study. Secondary objectives were to document the product safety profile, to measure anti-STn, anti-OSM, and anti-KLH antibody titres and to evaluate the impact of Theratope vaccine therapy on patients’ health-related quality of life.

Biomira and its collaborator Merck KGaA announced in June that the Phase III trial of Theratope did not meet the two pre-determined statistical endpoints of time to disease progression and overall survival. However, in one pre-stratified subset of more than 300 women who received hormonal treatment following chemotherapy, those on the Theratope arm appeared to show a favourable trend toward improvement in survival.

Exploratory analyses were conducted, that included five additional months of survival follow-up and adjustments correcting for mis-stratifications and mis-randomizations. From these analyses, results for the subgroup of patients on hormonal therapy showed a median time to disease progression of 8.3 months for patients treated with Theratope versus 5.8 months for those patients on control (Cox p=0.220; Log Rank p=0.207). The median survival was 38.2 months in the Theratope arm versus 30.7 months in the control arm (Cox p=0.077; Log Rank p=0.066), a difference of 7.5 months.

- more -

“We continue exploratory analyses of the Phase III trial data and we are investigating possible theories to explain the findings in this study,” said Alex McPherson. “In previous Phase II studies, peak immune responses were seen after 12 weeks, however, time to disease progression for most of the Phase III patients who were not on concurrent hormonal therapy was less than 12 weeks. One possible theory is that when the Phase III patients who were not on hormonal therapy progressed and were taken off Theratope, their immune systems had not had time to obtain a maximum response. This theory suggests that if patients had the opportunity to stay on Theratope longer, as was the case with the patients on concurrent hormonal therapy, this may have allowed their immune systems more time to respond.

Based on our assessment of the data to date, we are not planning to seek a registration for this product at this time,” said McPherson. “We do, however, believe that there may be scientific rationale from these Phase III data to continue with the development plans for Theratope. Once our strategy has matured, we intend to discuss our plans, which may include a registration trial, with the regulatory authorities.”

“We wish to thank the many women who participated in this clinical trial and the investigators from around the world who helped in completing this important research,” said Nancy Wysenski.

The Companies

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Merck KGaA was founded in 1668 and has positioned itself to be on the cutting edge of cancer research with an oncology portfolio based on four technology platforms — monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors.

# # #

Biomira Company Contacts:

Bill Wickson Manager, Public Relations 780-490-2818	Jane Tulloch Director, Investor Relations 780-490-2812

Conference Call Details

To participate in the conference call, analysts are invited to call 1-888-295-1311 (USA/Canada), 0-800-917-4860 (United Kingdom) or 0-800-1815-287 (Germany). For the general public, the call will be Web cast and live or archived listening may be accessed through the Company’s Web site at www.biomira.com.

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials and additional analyses, potential meetings with regulatory authorities, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 — 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: December 8, 2003	By:	/s/ Edward A. Taylor Edward A. Taylor Vice President Finance and Chief Financial Officer